Employers Holdings, Inc.
10375 Professional Circle
Reno, NV  89521

June 26, 2009

Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Dear Mr. Riedler:

Employers Holdings, Inc., a Nevada corporation (referred to as the “Company”), is submitting this letter in response to your letter to Douglas D. Dirks dated June 15, 2009, regarding the Company’s Proxy Statement on Schedule 14A for its 2009 Annual Meeting of Stockholders filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2009 (the “Proxy Statement”).

Your comments are set forth below, followed by the Company’s responses.  Page references refer to the Proxy Statement.

Schedule 14A
Compensation Discussion and Analysis

General

1.	Please include a table disclosing option exercises and stock vested as required by Item 402(g) of Regulation S-K.

  Response:

The table required by Item 402(g) of Regulation S-K requests information regarding the number of shares acquired by the named executive officers as a result of the exercise of stock options, the value realized as a result of that exercise, the number of shares acquired on the vesting of stock grants and the value realized as a result of that vesting.  The Company has been publicly traded for just over two years.  During the 2008 fiscal year, none of the Company’s named executive officers exercised stock options.  Therefore, none of the Company’s named executive officers received shares (or value) as a result of an exercise of stock options.  Similarly, during the 2008 fiscal year, none of the Company’s named executive officers' stock awards granted from the Company vested and, therefore, the named executive officers did not receive any value associated with vesting.

June 26, 2009

Item 402(a)(5) of Regulation S-K provides: "Omission of Table or Column:  A table or column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by the table."  For the reasons described above and in reliance on Item 402(a)(5) of Regulation S-K, the Company did not include in its Proxy Statement the table otherwise required by Item 402(g) of Regulation S-K.

The Company acknowledges that stock (or stock unit) grants to named executive officers will vest in future fiscal years, including fiscal year 2009, and that stock options may be exercised by named executive officers in such years.  In future filings, the Company will include the table required by Item 402(g) of Regulation S-K, with the appropriate information, to the extent required by applicable rules and regulations.

  Annual Bonus, page 14

2.	Please expand your disclosure in this section to enumerate the individual goals that were set for each named executive officer.

  Response:

As described below, the Company respectfully submits that its disclosure of the individual goals applicable to the named executive officers' annual bonuses was adequate, and any information regarding such goals that was not disclosed in the Proxy Statement is not material to investors.  The Company believes that the disclosure provided in the Proxy Statement is sufficient to provide investors with adequate information regarding the individual goals.

(a) Disclosure Provided is Sufficient to Satisfy the Requirement to Enumerate Individual Goals

The Company believes that it has provided adequate disclosure in the Proxy Statement through its enumeration of the individual goals that were set for the named executive officers' annual bonuses and the role these goals played in the overall compensation of the named executive officers.  Specifically, at page 15, the Company explained the process for the establishment of the individual goals for each of the named executive officers, which goals were based on the Compensation Committee's discussions with the Chief Executive Officer (the "CEO").  The Company then provided several of the individual goals that applied to some, and in the case of the successful acquisition and integration of AmCOMP Incorporated (“AmCOMP”), all of the named executive officers.  Finally, at page 16, the Company presented (i) the annual bonus determinations made by the Compensation Committee based on input from the CEO (except as to the CEO himself), (ii) the named executive officers’ levels of satisfaction of their respective individual goals and (iii) the payment calculations associated therewith.

Each of the individual goals included or was associated with the following three bullets reprinted from pages 15 - 16:

June 26, 2009

•	“Developing and implementing strategies and business plans that further our business operations, including the successful acquisition and integration of AmCOMP Incorporated;
•	Ensuring compliance with various legal requirements such as public filings and corporate compliance;
•	Developing internal capabilities to reduce the reliance on outside expertise and/or the need to hire additional staff.”

(b) Additional Disclosure Would Not Be Material to Investors and Therefore the Disclosure Provided Was Sufficient to Provide Investors With Adequate Information Regarding the Individual Goals

The Company also respectfully submits that disclosure of any additional information regarding the individual performance goals would not be material to investors and the Company believes that its disclosure in the Proxy Statement was sufficient for an investor to understand the nature of the goals and the role that these goals played in the overall compensation program for the named executive officers.  In this regard, the Company described the elements of its executive compensation program at pages 13 through 17, and provided details regarding the individual goals on pages 15 and 16, which goals are listed in Section 2(a) above.

As this disclosure indicates, for the 2008 fiscal year, the Compensation Committee approved individual goals for each of the named executive officers, and, for each named executive officer, one of these goals was related to the successful acquisition and integration of AmCOMP.  This goal, which was disclosed at page 15, represented the largest single individual goal for each of the named executive officers.  Additionally, the Company respectfully notes that the table appearing at page 15 indicates that each named executive officer was eligible for an annual cash bonus of between 45% and 90% of his base salary, with 80% of the bonus based on the achievement of corporate performance goals (which were described at page 15) and 20% of the bonus based on the achievement of individual performance goals (which were also described at page 15).  Thus, the maximum payout for the individual performance goal portion of each named executive officer’s cash bonus was, depending on the named executive officer, only 9-18% of his base salary.

For each of the named executive officers, the value of achieving all of his individual performance goals — other than the goal regarding the successful acquisition and integration of AmCOMP — ranged from 2.7% to 9% of each named executive officer’s base salary, and was an even smaller number when expressed as a percentage of the total compensation received by the named executive officers for the 2008 fiscal year.  Moreover, the above percentages would be even lower when the value of all other disclosed individual goals are taken into account. Finally, inasmuch as each of the named executive officers had several individual goals, and the goal related to the AmCOMP acquisition constituted 50% of the individual goals for four of the named executive officers and 70% of the individual goals for the remaining named executive officer, each of the remaining goals ranged from only .9% to 3.6% of salary.  In fact, seven of such individual goals ranged from .9% to 1.1% of salary, and the other eight ranged from 1.35% to 3.6% of salary.  Consequently, given the small percentages of the named executive officers' base salaries that could have been paid out upon

June 26, 2009

the achievement of all individual performance goals, the Company respectfully submits that any goals not specifically identified in the Proxy Statement were immaterial to each named executive officer’s total compensation.  Therefore, the Company believes that the disclosures in the Proxy Statement are adequate for an investor to understand this component of the Company’s executive compensation program.

In future filings, the Company agrees to enumerate the individual performance goals applicable to the named executive officers to the extent such information is material to an investor's understanding of the compensation of the Company's named executive officers, and disclosure of such goals would not result in competitive harm to the Company.

*           *           *

In connection with our response to your letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	comments from the Staff (the "Staff") of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (775) 327-2547.

Very truly yours,

EMPLOYERS HOLDINGS, INC.

/s/ Lenard T. Ormsby

Lenard T. Ormsby, Esq.
Executive Vice President, Chief Legal Officer &
General Counsel

cc:       Michael Rosenthall, Esq., Securities and Exchange Commission
Douglas D. Dirks, Employers Holdings, Inc.
Susan J. Sutherland, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
David C. Ingles, Esq., Skadden, Arps, Slate, Meagher & Flom LLP